EXHIBIT 21.1

SUBSIDIARIES OF CLEARFIELD, INC.

As of September 30, 2023

Entity Name	State or Other Jurisdiction of Incorporation

Clearfield Finland Oy (1)	Finland

Nestor Cables Oy (2)	Finland

Nestor Cables Baltics OÜ (3)	Estonia

(1)	100% owned subsidiary of Clearfield, Inc.

(2)	100% owned subsidiary of Clearfield Finland Oy

(3)	100% owned subsidiary of Nestor Cables Oy